This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange Gold Fields Limited ordinary shares or Gold Fields ADSs (collectively, “Gold Fields securities”). The U.S. Offer (as defined below) is made solely by the Prospectus (as defined below), the related ADS Letter of Transmittal, the related Form of Acceptance and any amendments or supplements thereto, and is being made to all holders of Gold Fields ordinary shares who are resident in the United States and to all holders of Gold Fields ADSs, wherever resident. The U.S. Offer is not being made to, nor will Gold Fields securities be accepted from or on behalf of, holders of Gold Fields securities in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with applicable law. In U.S. jurisdictions where the applicable laws require that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Harmony Gold Mining Company Limited by HSBC Securities (USA) Inc., Investec (US) Inc., Merrill Lynch, Pierce, Fenner & Smith or Morgan Stanley & Co., Incorporated, as financial advisors, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Harmony Gold Mining Company Limited

Notice of Offer to Exchange

1.275 ordinary shares of Harmony Gold Mining Company Limited,

for

Each Outstanding Ordinary Share

(held by holders who are resident in the United States)

of

Gold Fields Limited

and

1.275 American Depositary Shares of Harmony Gold Mining Company Limited

for

Each Outstanding American Depositary Share

(held by holders wherever resident)

of

Gold Fields Limited

        Harmony Gold Mining Company Limited, a company organized under the laws of the Republic of South Africa, is offering to exchange 100% of the remaining issued and outstanding ordinary shares, nominal value Rand 0.50 per share, of Gold Fields Limited, a company organized under the laws of the Republic of South Africa, including Gold Fields ordinary shares represented by American depositary shares (“ADSs”) not already held by it, and Gold Fields ordinary shares that are or may become issuable prior to the expiration of the subsequent offer period due to the exercised outstanding Gold Fields stock options, on the terms and subject to the conditions set forth in the preliminary prospectus, dated December 3, 2004 (the “Prospectus”), the related ADS Letter of Transmittal and the related Form of Acceptance (which collectively constitute the “U.S. Offer”). In the U.S. Offer, Harmony will exchange:

•	1.275 newly issued Harmony ordinary shares, nominal value Rand 0.50 per share, for each validly tendered Gold Fields ordinary share; and

•	1.275 newly issued Harmony ADSs (each Harmony ADS representing one Harmony ordinary share) for each validly tendered Gold Fields ADS (each Gold Fields ADS representing one Gold Fields ordinary share).

        If Gold Fields pays any dividend or any interim dividend in respect of the Gold Fields ordinary shares, including Gold Fields ordinary shares represented by Gold Fields ADSs, before the initial offer period or the subsequent offer period, Harmony intends that the consideration offered in exchange for each Gold Fields ordinary share and each Gold Fields ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Gold Fields ordinary share. In respect of any Harmony ordinary share, including any Harmony ordinary shares represented by Harmony ADSs, that a holder receives in exchange for the Gold Fields ordinary shares or the Gold Fields ADSs that such holder tenders in the U.S. Offer, such holder will be entitled to receive any dividend that is paid after the settlement of its tendered Gold Fields securities.

        No fractional Harmony ordinary share or fractional Harmony ADS will be issued in connection with the U.S. Offer. In lieu of any fraction of a Harmony ordinary share or ADS that you would otherwise have been entitled to receive pursuant to the terms of this offer, you will receive an amount in cash, equal to the product of that fraction and the average sale price per Harmony ordinary share or ADS, net of expenses, realized on the JSE or the NYSE, as the case may be, in the sale of all of the aggregated fractional Harmony ordinary shares or ADSs that would have been issued in the U.S. offer.

        The U.S. Offer, which is open to all holders of Gold Fields ordinary shares who are resident in the United States and to all holders of Gold Fields ADSs, wherever resident, is being made separately from a South African offer (the “South African Offer”), which is open to all holders of Gold Fields ordinary shares who are resident in South Africa and to holders of Gold Fields ordinary shares who are resident outside of South Africa and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the South African Offer. Together, the U.S. Offer and the South African Offer (collectively, the “Offers”) are being made for 100% of the remaining issued and outstanding Gold Fields ordinary shares, including Gold Fields ordinary shares represented by Gold Fields ADSs, and all Gold Fields ordinary shares that are or may become issuable prior to the expiration of the Offers due to the exercise of outstanding Gold Fields stock options. The Offers are being made on substantially similar terms and completion of the Offers is subject to the same conditions.

        Harmony will pay the fees charged by the ADS depositary for Gold Fields ADSs tendered into the U.S. Offer, including any fees charged by the ADS depositary to redeposit Gold Fields ordinary shares underlying tendered Gold Fields ADSs that have been previously withdrawn from deposit with the ADS depositary in the event that the Offers are not consummated. Harmony will pay all charges and expenses of The Bank of New York, which is acting on behalf of Harmony as exchange agent for the Gold Fields ADSs (the “U.S. ADS Exchange Agent”), MacKenzie Partners, Inc., which is acting as the information agent (the “Information Agent”), and HSBC Bank plc, Investec Bank Limited, Merrill Lynch or Morgan Stanley, which are acting as financial advisors incurred in connection with the U.S. Offer.

THE INITIAL OFFER PERIOD OF THE U.S. OFFER WILL EXPIRE AT 5:00 A.M., NEW YORK CITY TIME ON FEBRUARY 4, 2005, UNLESS EXTENDED. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, INCLUDING ANY EXTENSIONS THEREOF, IF ALL CONDITIONS OF THE OFFER HAVE BEEN SATISFIED, FULFILLED OR, WHERE PERMITTED, WAIVED, THE OFFER WILL BE EXTENDED FOR A SUBSEQUENT OFFER PERIOD OF AT LEAST 14 CALENDAR DAYS. HOLDERS OF GOLD FIELDS SECURITIES WILL HAVE WITHDRAWAL RIGHTS DURING THE INITIAL OFFER PERIOD, INCLUDING ANY EXTENSION THEREOF, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

        Harmony’s obligation to complete the Offers is subject to the following conditions: Harmony’s obligation to purchase the Gold Fields securities is subject to the fulfillment or waiver (if possible) of certain conditions, including (i) a minimum tender of at least 50% (including the 11.3% Harmony already holds and the 20.03% in respect of which MMC Norilsk Nickel has irrevocably undertaken to accept in this offer) which would render Harmony a majority shareholder of Gold Fields; (ii) the proposed IAMGold transaction with Gold Fields not being implemented for whatever reason; (iii) the approval of the competition authorities in South Africa; (iv) the registration statement on Form F-4 having been declared effective by the SEC; and (v) the approval of all other regulatory authorities whose approval may be required for the implementation of the Offers. If the Offers are not successful, or the Offers lapse or Harmony withdraws the Offers, the Gold Fields securities tendered in the U.S.

Offer will be returned to tendering holders of Gold Fields securities, without interest or any other payment being due. This should occur within five South African trading days following the announcement of the lapse, withdrawal or failure of the Offers.

        The initial offer period of the US Offer will expire at 5:00 a.m., New York City time, on February 4, 2005. Harmony does not currently intend to extend the initial offer period. If all of the conditions have not been satisfied or, to the extent permitted, waived, by Harmony at 5:00 a.m., New York City time, on February 4, 2005, Harmony may choose, but shall not be obliged, to extend the initial offer period. If we extend the initial offer period, we will make a public announcement of the extension, pursuant to South African law, prior to the time the initial offer period is scheduled to expire. Such announcement will contain an announcement of the approximate number of Gold Fields securities tendered to date.

        The initial offer period is the time during which withdrawal rights apply. The initial offer period is the period from the date of the Prospectus until the time and date (not being before 12:00 p.m. (Johannesburg time), 5:00 a.m. (New York City time) on February 4, 2005) on which all the conditions are satisfied, fulfilled or, to the extent permitted, waived or, if earlier, the time and date on which the Offers lapse.

        The subsequent offer period starts as soon as the initial offer period terminates. Harmony reserves the right (but will not be obliged) at any time and from time to time to extend the subsequent offer period for any period it chooses. The subsequent offer period must remain open for at least 14 calendar days but may be extended beyond that time until a further specified date or until further notice. If Harmony states that the offers will remain open until further notice, Harmony will give not less than 14 calendar days’ notice in writing to Gold Fields securityholders who have not accepted the offers before closing the subsequent Offer period. During the subsequent Offer period no withdrawal rights apply.

        In accordance with the JSE and SRP regulations, Harmony will publish an announcement through SENS on the date of settlement of the new Harmony securities and through a simultaneous announcement in the US and South African press. We will issue a press release regarding the results of the offers promptly after each announcement in SENS. Harmony will also file all such announcements under cover of Schedule TO pursuant to SEC regulations.

        Holders of Gold Fields ADSs held in certificate form, commonly known as American depositary receipts (“ADRs”), may tender such Gold Fields ADSs in the U.S. Offer by delivering prior to the expiration date of the initial offer period the following materials to the U.S. ADS Exchange Agent at one of its addresses set forth on the back cover of the Prospectus: (1) their Gold Fields ADRs, (2) a properly completed and duly executed ADS Letter of Transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees, and (3) any other documents required by the ADS Letter of Transmittal. Holders of Gold Fields ADSs held in book-entry form may tender such Gold Fields ADSs in the U.S. Offer by taking the following actions prior to the expiration date: (A) a book-entry transfer of such Gold Fields ADSs into the U.S. ADS Exchange Agent’s account at the Depository Trust Company (“DTC”), (B) delivery to the U.S. ADS Exchange Agent at one of its addresses set forth on the back cover of the Prospectus of either (1) a properly completed and duly executed ADS Letter of Transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees, or (2) an agent’s message (as defined in the Prospectus), and (C) delivery to the U.S. ADS Exchange Agent at one of its addresses set forth on the back cover of the Prospectus of any other documents required by the ADS Letter of Transmittal. Gold Fields ordinary shares held through a South African financial intermediary may be tendered pursuant to the U.S. Offer only by completing the relevant Form of Acceptance and other transmittal materials sent by the South African financial intermediary and pursuant to the instructions for participating in the U.S. Offer. Gold Fields ordinary shares held through a U.S. custodian may be tendered pursuant to the U.S. Offer only by completing the relevant Form of Acceptance and other transmittal materials sent by the U.S. custodian pursuant to instructions for participating in the U.S. Offer. Gold Fields ordinary shares may not be tendered by completing the ADS Letter of Transmittal. All questions as to the validity, form and eligibility for exchange of any tendered Gold Fields securities will be determined by Harmony, in its discretion, and its determination will be final and binding on the holders of the Gold Fields securities.

        If a holder wishes to tender Gold Fields ADSs pursuant to the U.S. Offer and its Gold Fields ADRs are not immediately available or the holder cannot deliver such Gold Fields ADRs and all other required documents to the U.S. ADS Exchange Agent prior to the expiration date, or the holder cannot complete the procedure for book-entry transfer on a timely basis, the holder may nevertheless tender such Gold Fields ADSs provided that all of the conditions following conditions are satisfied: the tender is made by or through an eligible institution; a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Harmony, is received by the U.S. ADS Exchange Agent as provided in the Prospectus on or prior to the expiration date; and within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the holder delivers to the U.S. ADS Exchange Agent, either: the holder’s Gold Fields ADRs, in proper form for transfer, together with a properly completed and duly executed ADS letter of transmittal or a manually executed facsimile copy, with any required signature guarantee, or a confirmation of a book-entry transfer of the holder’s Gold Fields ADSs into the account of the U.S. ADS Exchange Agent at DTC as described above, together with a properly completed and duly executed ADS letter of transmittal or a manually executed facsimile copy, with any required signature guarantee or an agent’s message. The notice of guaranteed delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the U.S. ADS Exchange Agent. The notice of guaranteed delivery must in all cases include a guarantee by an eligible institution in the form set forth in such notice. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the U.S. ADS Exchange Agent.

        Tenders of Gold Fields securities made pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration of the initial offer period. For a withdrawal to be effective, the South African financial intermediary, the U.S. custodian or the U.S. ADS Exchange Agent, as applicable, must receive in a timely manner the written or facsimile transmission notice of withdrawal. Any such notice must specify the name of the person who tendered the Gold Fields securities being withdrawn, the number of Gold Fields securities being withdrawn and the name of the registered holder, if different from that of the person who tendered such Gold Fields securities. If Gold Fields ADRs being withdrawn have been delivered or otherwise identified to the U.S. ADS Exchange Agent, then, prior to the physical release of such ADRs, (1) the U.S. ADS Exchange Agent also must receive the name of the registered holder and the serial numbers of the particular Gold Fields ADRs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution unless such Gold Fields ADSs have been tendered for the account of an eligible institution. If Gold Fields ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Gold Fields ADSs. If tendered Gold Fields ordinary shares are being withdrawn, the notice of withdrawal must specify (A) the address to which such ordinary shares should be sent (if in certificated form) or (B) the name and number of the account to be credited with the withdrawn Gold Fields shares (if in “dematerialized” form). All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Harmony, in its sole discretion, and its determination will be final and binding on the holders of the Gold Fields securities.

        In the event that the Offers are successful, if you tendered certificated Gold Fields shares, new Harmony ordinary shares will be mailed to you within five South African business days of the expiration of the initial offer period, provided that you have timely surrendered your documents of title to your Gold Fields shares. If you tendered Gold Fields shares in “dematerialized” form, new Harmony ordinary shares will be credited to the account of the broker or central securities depositary participant through which your shares are held within five South African business days of the expiration of the initial offer period. Holders of Gold Fields ADSs who have tendered their ADSs will receive new Harmony ADSs in accordance with the terms of the deposit agreement and the procedures and practices of the nominee, broker or other intermediary through which they hold their ADSs. If your Harmony ADSs will be evidenced by ADRs registered in your name, you may not receive these certificates until approximately two weeks after expiration of the initial offer period.

        If you tendered certificated Gold Fields shares during the subsequent offer period, new Harmony ordinary shares will be mailed to you on a rolling basis, within five South African business days of th date on which you surrendered your documents of title to your Gold Fields shares. If you tendered Gold Fields shares in “dematerialized” form during the subsequent offer period, new Harmony ordinary shares will be credited to the account of the broker or central securities depositary participant through which your shares are held within five South African business days of date on which you tendered your Gold Fields shares. Holders of Gold fields ADSs who have tendered their ADSs will receive new Harmony ADSs in accordance with the terms of the deposit agreement and the procedures and practices of the nominee, broker or other intermediary through which they hold their ADSs. If your Harmony ADSs will be evidenced by ADRs registered in your name, you may not receive the certificates until approximately two weeks after the date on which you tendered your Gold Fields securities.

        Harmony’s acquisition of the Gold Fields securities will be accounted for using the purchase method under both IFRS and U.S. GAAP.

        If a tendering holder is a non-resident of South Africa and not a member of a special class of taxpayers (as described in the Prospectus under “Material South African Tax and U.S. Federal Tax Consequences”) for South African tax purposes, such holder will not be subject to South African tax on any capital gain or loss recognized, for South African tax purposes, as a result of exchanging such holder’s Gold Fields securities pursuant to the U.S. Offer, unless such holder has a permanent establishment or fixed base in South Africa and the Gold Fields securities exchanged are part of the business property of that permanent establishment or fixed base. For South African tax purposes, the gain or loss, if any, will equal the difference between (a) the fair market value of the Harmony ordinary shares or ADSs such holder receives in the exchange and (b) such holder’s adjusted tax basis in the Gold Fields securities that such holder exchanges.

        If a tendering holder is a U.S. holder (as defined in the Prospectus under “Material South African Tax and U.S. Federal Tax Consequences”) and is not a member of a special class of taxpayers (as described in the Prospectus under “Material South African Tax and U.S. Federal Tax Consequences”) for U.S. federal tax purposes, as a result of exchanging Gold Fields securities pursuant to the U.S. Offer, such holder will generally recognize gain or loss, unless (i) the U.S. Offer and the South African Offer are consummated as described herein, (ii) the further offers are consummated promptly after the consummation of the U.S. Offer and the South African Offer and treated as part of the same transaction and, (iii) as a result of the U.S. Offer, South African Offer and the further offers, taken together, not less than 80% of the voting stock and 80% of all other classes of Gold Fields stock are validly deposited and not validly withdrawn (collectively, conditions (i) through (iii) are referred to herein as the primary supporting conditions). However, if the primary supporting conditions are satisfied, it is possible that exchange would be treated as part of a tax-free reorganization for U.S. federal income tax purposes. Exceptions are described in more detail in the Prospectus under “Material South African Tax and U.S. Federal Income Tax Consequences — Tax Consequences of Exchanging Gold Fields Securities — United States federal income taxation — Non-U.S. Holders”.

        The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act Rules”) is contained in the Prospectus and is incorporated herein by reference. In connection with the U.S. Offer, Harmony has delivered a written request to Gold Fields pursuant to Rule 14d-5 of the Exchange Act Rules relating to the use of Gold Fields’ stockholder lists and security position listings. The Prospectus, the related ADS Letter of Transmittal, the related Form of Acceptance and other related materials will be mailed to registered holders of Gold Fields ADSs and to registered holders of Gold Fields ordinary shares in the United States and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Gold Fields securities.

        The Prospectus, the related ADS Letter of Transmittal and the related Form of Acceptance contain important information that should be read carefully before any decision is made with respect to the U.S. Offer.

        Any questions or requests for assistance or for additional copies of the Prospectus, the related ADS Letter of Transmittal, the related Form of Acceptance and other related tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Harmony’s expense.

The Information Agents for the U.S. Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect) or

CALL TOLL-FREE (800) 322-2885

E-mail: proxy@mackenziepartners.com

The Lead Financial Advisors for the U.S. Offer are:

HSBC Securities (USA) Inc.	Investec (US) Inc.
452 Fifth Avenue	One Battery Park Plaza
New York, NY 10018	New York, NY 10004-1478

The Co-Financial Advisors for the U.S. Offer are:

acting, where required,	acting, where required,
through its U.S. registered broker-dealer	through its U.S. registered broker-dealer
Merrill Lynch, Pierce, Fenner & Smith	Morgan Stanley & Co., Incorporated

December 3, 2004